UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: March 31, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated March 31, 2009, entitled “Retirement of Director, Re-designation of Director, Changes in Senior Management of the Company”.
99.2	Announcement dated March 31, 2009, entitled “2008 Annual Results Announcement”.
99.3	Press release dated March 31, 2009, entitled “CNOOC Ltd. Reports Record 2008 Result With Both Net Production and Profit Surging”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

 RETIREMENT OF DIRECTOR
RE-DESIGNATION OF DIRECTOR
CHANGES IN SENIOR MANAGEMENT OF THE COMPANY

Retirement of director

CNOOC Limited (the "Company") hereby announces that Mr. Luo Han ("Mr. Luo") retired as a Non-executive Director of the Company on 31 March 2009 with immediate effect. After his retirement, Mr. Luo will pursue other career opportunities.

Mr. Luo has confirmed that there is no disagreement with the Board in any respects, and that there is no matter which needs to be brought to the attention of the shareholders of the Company in relation to his retirement.

Taking this opportunity, the Board would like to express its appreciation and gratitude to Mr. Luo for his contribution and services to the Company during his terms of office.

Re-designation of director

The Company is pleased to announce that with effect from 31 March 2009, Mr. Zhou Shouwei ("Mr. Zhou"), previously an Executive Director of the Company, has been re-designated as a non-executive director of the Company. With effect from the same day, Mr. Zhou was appointed as chairman of the nomination committee of the Board of Director of the Company.

Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company since April 2003. Mr. Zhou became the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company on 23 August 1999.

1

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 17,470,000 share options in the Company, Mr. Zhou has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emolument comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Zhou was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company, and is expected to retire and be eligible for re-election before 2012.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Changes in senior management

With effect from 31 March 2009, Mr. Zhou resigned from the role  of President of the Company  a nd Mr. Y ang Hua ("Mr. Yang") was appointed as new President of the Company.  Mr. Yang is also an Executive Director of the Company.

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 31 March 2009 As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Wu Guangqi Yang Hua Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

2

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

2008 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

By the time you read this report, the spirit of spring is prevailing both in China – one of the countries where our primary operation is located – and Hong Kong – one of the cities in which the Company is listed. However, marks of severe winter are still evident in the market. Along with optimistic forecast and prediction from some specialists, a wave of optimism looms over the hearts and ears of people. Yet skepticism, worries and negative sentiments continue to spread.

2008 was a volatile year for the oil industry. Oil prices skyrocketed to a record high of US$147 per barrel in the first three quarters and plummeted to less than US$40 per barrel later. During the period, the financial tsunami that swept through the world has been formidable.

In 2009, we continue to feel the pinch of a “severe winter”. The global economy is still in the dark night. Oil prices continue to wane. For the oil industry, the cold winter still prevails. Will CNOOC Limited, a company that focuses on upstream business, be able to withstand the challenges and continue its growth momentum? Such questions have always been raised by people around us.

HOW DO WE RIDE OUT “THE WINTER”?

This question has always been in the mind of the management when the financial crisis began its frosty bites and when oil prices started to show a downward trend.

Today, CNOOC Limited has already devised plans and is ready to “withstand the winter”. The plans are being executed. In the “freezing winter” of the industry, we don’t feel cold. On the contrary, we hear the foot-steps of the spring.

We are also confident in our future.

While we are presenting CNOOC Limited’s results in 2008, we would also like to take this opportunity to share with you and those who care about us the thoughts of our management on our future plans.

SEEKING FOR GROWTH TO COMBAT THE DEPRESSION

Pressured by the economic crisis and tumbling oil prices, many of our peers have cut back on capital expenditure and slowed down the pace of development. Under these circumstances, is it necessary for CNOOC Limited to cut back temporarily and put a halt to its healthy pace of development? With regard to this question, we have thoroughly examined the position of the Company, so as to arrive at a development blueprint that is most suitable for us.

As you are aware, thanks to our prudent financial discipline, CNOOC Limited has been able to maintain a healthy balance sheet with sufficient cash reserves and strong operating cash flow. Regarding the material part of the Company’s assets – our oil and gas fields that are under development - most of them were evaluated based on a relatively conservative medium to long term oil prices. The current low oil prices therefore have not made a significant impact on these projects.

This has further reinforced management’s decision to uphold its established and far-sighted strategies and has enhanced the management’s confidence to weather the financial storm with development.

In 2009, the Company will continue to increase its capital expenditures, enhance the level of its exploration and development activities in order to pave a smooth way for sustainable growth in the future. Ten new projects will come on stream. The production target is 225-231 million BOE. 2009 will therefore be another rapidly expanding year for the Company following the strong growth in 2008.

For a better future of the Company, we must take a long-term view.

In the course of the Company’s development, we have never allowed oil prices to determine the Company’s future and shareholders’ expectation. We would not be complacent with high returns derived from high oil prices; nor would we lose our vision and just focus on short term results when oil prices are low. When oil prices are high, we restrain ourselves and will not expand excessively. Likewise, we will not lose confidence and stand still today but will ensure that we will not miss out on development opportunities that lie ahead. I firmly believe that under the present global economic and oil price environment, we should do our part to ensure a healthy growth. This is the best thing we can do under the current economic recession.

I hope that our efforts today will ensure the continuing growth of the Company’s reserves and production in the future and will enable us to stay at the forefront of the next economic growth cycle.

THREE STRATEGIES TO CONTROL COSTS

Financial experts and academics have been debating when “the winter” will pass. We won’t bet on it. Therefore, apart from combating the depression with development, we will strictly control our costs so as to enable CNOOC Limited to win more breathing space and grasp potential opportunities amid the financial crisis.

The offshore oil industry involves high costs and intensive capital investments. We were fully aware of these industry characteristics over the years. Therefore, one of our major strategies is to maintain low costs. Benefitting from the effective and consistent application of this strategy in our operations, the Company’s production cost has been maintained at a low level among international peers.

Going ahead, it is difficult to predict when oil prices will rebound, and it will take time for the drop of the costs of raw material and services to be explicit. Through sharing facilities, employee incentive system and applying innovative technologies, the Company is continuously seeking new room and measures to lower unit cost and to elevate its profitability under a low oil price environment.

Technological innovation is the cornerstone of the Company’s future development, as well as the driver of the industry’s continuous growth. In order to remain technologically advanced for sustainable development in the medium and long term, the Company has focused on the implementation of technologies in operations, such as in enhanced recovery, deepwater development, offshore marginal field development, and new offshore exploration.

In 2009, we will actively promote regional development for potential oil and gas field groups, enabling these oil fields to share production facilities in order to lower development costs. At the same time, we will further improve and consolidate management policies to reinforce cost management at all levels and to effectively reduce costs.

ELIMINATING RISKS THROUGH MANAGEMENT

Despite having sharp visions, the management is unable to predict all kinds of risks along the development path. Therefore, we are taking a “hope for the best, and prepare for the worst” attitude for the future, and will always get ourselves prepared for this.

Although the kind of systematic risk resulted from the global financial tsunami once again reminds us that no one can be immune from such a situation, it is still my belief that companies with sound risk management system can minimize the negative impacts brought about by the crisis.

Risk management always tops my agenda. People tend to forget the existence of risks when a company is expanding fast. Therefore, I hope to keep our minds clear by introducing risk management system. When the operating environment deteriorates, people will stand still because of the fear of the unknown risks. A risk management system enables us to effectively minimize the unknown risks and steers us towards sustainable development.

In spite of the financial crisis in 2008, the Company’s operating cash flow and net profit reached RMB 55.74 billion and RMB 44.38 billion, respectively, demonstrating the Company’s successful development strategies over the years, as well as the achievements brought about by a comprehensive risk management system.

UTILIZING TALENTS FOR A BETTER FUTURE

Staff members of CNOOC Limited are the most important asset of the Company – an asset that ensures stable corporate development.

Although CNOOC Limited was faced with mounting challenges from financial crisis in 2008, all staff members, especially the management, were able to tackle these challenges calmly and effectively, enabling the Company to continue to achieve solid growth and to further demonstrate its competitive edges. The Company’s net production reached 194.2 million BOE, representing an increase of 14.3% year over year. The Company’s net profit amounted to RMB 44.38 billion, representing an increase of 42.0% year over year and a record high for the Company. No major health, safety and environmental incidents were recorded. The board of directors has proposed a final dividend of HK$0.20 per share.

A vigorous and energetic management team is one of the assurances for the sustainable growth of the Company. In 2009, we will be injecting more new blood into the management team. As you are aware, Mr. Yang Hua has been appointed as the president of the Company, and Mr. Yuan Guangyu and Mr. Chen Bi have been appointed as executive vice president. As CNOOC Limited enters a new era of growth, more young and experienced leaders with international perspective like them will be joining the management team.

In successful days, we have never stopped searching room for further improvement. In times of crisis, we spend greater efforts to contemplate strategies for our future. An old saying resonates: “If winter comes, can spring be far behind?”

For us and for the Company as a whole, I firmly believe that with our established strategies, sound corporate governance competent staff members and strong technological innovation capabilities, spring is not far from us. I cordially invite you to join us in embracing a brighter future of the Company.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 31 March 2009

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2008
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2008	2007
REVENUE
Oil and gas sales	5	100,831,333	73,036,906
Marketing revenues		22,966,752	17,397,338
Other income		2,179,297	289,587

		125,977,382	90,723,831

EXPENSES
Operating expenses		(9,990,368)	(8,039,603)
Production taxes		(4,889,272)	(3,497,440)
Exploration expenses		(3,409,546)	(3,432,419)
Depreciation, depletion and amortisation		(10,057,665)	(7,936,170)
Special oil gain levy	6	(16,238,234)	(6,837,213)
Impairment		(1,541,458)	(613,505)
Crude oil and product purchases		(22,675,049)	(17,082,624)
Selling and administrative expenses		(1,742,597)	(1,741,161)
Others		(1,568,039)	(344,679)

		(72,112,228)	(49,524,814)

PROFIT FROM OPERATING ACTIVITIES		53,865,154	41,199,017
Interest income		1,091,024	672,987
Finance costs	8	(415,271)	(2,031,788)
Exchange gains, net		2,551,260	1,855,968
Investment income		475,925	902,378
Share of profits of associates		374,111	719,039
Non-operating expenses, net		(61,917)	(6,979)

PROFIT BEFORE TAX	7	57,880,286	43,310,622
Tax	9	(13,505,032)	(12,052,323)

PROFIT FOR THE YEAR		44,375,254	31,258,299

EARNINGS PER SHARE
Basic	10	RMB0.99	RMB0.72
Diluted	10	RMB0.99	RMB0.72

CONSOLIDATED BALANCE SHEET (AUDITED)
31 December 2008
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2008	2007

NON-CURRENT ASSETS
Property, plant and equipment	11	138,358,136	118,880,204
Intangible assets		1,205,645	1,331,204
Investments in associates		1,785,155	2,030,999
Available-for-sale financial assets		1,549,797	1,818,732

Total non-current assets		142,898,733	124,061,139

CURRENT ASSETS
Inventories and supplies		2,684,372	2,345,887
Trade receivables		5,633,318	10,105,442
Held-to-maturity financial asset		—	3,000,000
Available-for-sale financial assets		11,660,649	6,687,948
Other current assets		2,730,324	1,949,461
Time deposits with maturity over three months		21,300,000	7,200,000
Cash and cash equivalents		19,761,618	23,356,569

		63,770,281	54,645,307
Non-current asset classified as held for sale		—	1,086,798

Total current assets		63,770,281	55,732,105

CURRENT LIABILITIES
Trade payables		7,489,567	6,584,844
Other payables and accrued liabilities		8,444,599	9,638,486
Current portion of long term bank loans		16,623	—
Tax payable		2,848,454	4,690,026

		18,799,243	20,913,356
Liabilities directly associated with a non-current asset
classified as held for sale		—	488,322

Total current liabilities		18,799,243	21,401,678

NET CURRENT ASSETS		44,971,038	34,330,427

TOTAL ASSETS LESS CURRENT LIABILITIES		187,869,771	158,391,566

NON-CURRENT LIABILITIES
Long term bank loans	12	7,115,408	2,720,431
Long term guaranteed notes	13	6,748,598	8,325,519
Provision for dismantlement		8,339,734	6,737,319
Deferred tax liabilities	9	5,428,323	6,293,559

Total non-current liabilities		27,632,063	24,076,828

Net assets		160,237,708	134,314,738

EQUITY
Equity attributable to equity holders of the Company
Issued capital	14	949,299	942,541
Reserves		159,288,409	133,372,197

Total equity		160,237,708	134,314,738

Zhou Shouwei Director	Yang Hua Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31 December 2008
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong, and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs except for certain differences in transitional provisions since 1 January 2005, management has given due consideration to the requirements of IFRS 1 First-time Adoption of International Financial Reporting Standards in preparing these financial statements. For this purpose the date of the Group’s transition of IFRSs was determined to be 1 January 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of IFRSs transition, or in respect of the year ended 31 December 2007. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs issued by the IASB.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting period commencing 1 January 2008 or later than 1 January 2008 but available for early adoption. The equivalent new and revised HKFRSs and HKFRs Interpretations consequently issued by the HKICPA have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	New interpretation and amendments to IFRSs and HKFRSs that have been adopted for the first time for the current year’s financial statements:

IAS 39/HKAS 39 & IFRS 7/HKFRS 7 – Amendments to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement and IFRS 7/HKFRS 7 Financials Instruments: Disclosures – Reclassification of Financial Assets

The Amendments permit the reclassification of non-derivative financial assets classified as held for trading (other than those designated at fair value through profit or loss by the Company upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The Amendments also permit the transfer from the available-for-sale category to the loans and receivables category for a financial asset that would have met the definition of loans and receivables, if there is an intention and ability to hold that financial asset for the foreseeable future. As the Group has not reclassified any financial assets into different categories, the Amendments have had no impact on the financial position or results of operations of the Group.

IFRIC 11/HK(IFRIC)-Int 11 – IFRS 2/HKFRS 2 – Group and Treasury Share Transactions
This Interpretation requires arrangements whereby an employee is granted rights to the Group’s equity instruments to be accounted for as an equity-settled scheme, even if the Group buys the instruments from another party, or the shareholders provide the equity instruments needed. The Interpretation also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the Interpretation has had no impact on the financial position or results of operations of the Group.

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after 1 January 2009 and will only be adopted by the Group upon or after their respective effective date:

IFRS 1/HKFRS 1 and IAS 27/HKAS 27 – Amendments to IFRS 1/HKFRS 1 First-time Adoption of IFRSs/HKFRSs and IAS 27/HKAS 27 Consolidation and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The Amendments allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly-controlled entities and associates in the separate financial statements. The Amendments also allows all dividends from subsidiaries, associates or jointly-controlled entities to be recognised as income in the separate financial statements. The Amendments will not have any impact on the Group’s consolidated financial statements or the Company’s financial statements.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (CONTINUED)

(b)
Standards, amendments and interpretations that are effective for accounting periods beginning on or after 1 January 2009 and will only be adopted by the Group upon or after their respective effective date (continued):

IFRS 2/HKFRS 2 Amendments – Amendments to IFRS 2/HKFRS 2 Share-based Payment – Vesting Conditions and Cancellations

The Amendments clarify that vesting conditions are service conditions and performance conditions only. Any other conditions are non-vesting conditions. Where an award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this is accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, the Amendments are unlikely to have any significant implications on its accounting for share-based payments.

IFRS 3/HKFRS 3 (Revised) – Business Combinations

The revised Standard introduces changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results.

IAS 27/HKAS 27 (Revised) – Consolidated and Separate Financial Statements

The revised Standard requires that a change in the ownership interest of a subsidiary without loss of control is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the revised Standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7/HKAS 7 Statement of Cash Flows, IAS 12/HKAS 12 Income Taxes, IAS 21/HKAS 21 The Effects of Changes in Foreign Exchange Rate, IAS 28/HKAS 28 Investments in Associates and IAS 31/HKAS 31 Interests in Joint Ventures.

The Group will apply the changes introduced by the revised IFRS 3/HKFRS 3 and IAS 27/HKAS 27 prospectively upon their effective date from 1 July 2009 and the changes will affect future acquisitions, loss of control and transactions with minority interests.

IFRS 8/HKFRS 8 – Operating Segments

This Standard which will replace IAS 14/HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The Standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group’s major customers. The Standard has no impact on the financial position and results of operations of the Group.

IAS 1/HKAS 1 (Revised) – Presentation of Financial Statements

The revised Standard introduces changes in the presentation and disclosures of financial statements. The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this Standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements.

IAS 23/HKAS 23 (Revised) – Borrowing Costs

The revised Standard requires capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group’s current policy for borrowing costs aligns with the requirements of the revised Standard, the revised Standard is unlikely to have any financial impact on the Group.

IAS 32/HKAS 32 and IAS 1/HKAS 1 Amendments – Amendments to IAS 32/HKAS 32 Financial Instruments: Presentation and IAS 1/HKAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation

The IAS 32/HKAS 32 Amendments provide a limited scope exception for puttable financial instruments and instruments that impose specified obligations arising on liquidation to be classified as equity if they fulfil a number of specified features. The IAS 1/HKAS 1 Amendments require disclosure of certain information relating to these puttable financial instruments and obligations classified as equity. As the Group currently has no such financial instruments or obligations, the Amendments are unlikely to have any financial impact on the Group.

IAS 39/HKAS 39 Amendments – Amendment to IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

The Amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. As the Group has not entered into any such hedges, the Amendment is unlikely to have any financial impact on the Group.

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which sets out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. While the adoption of some of the amendments may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. The Group has also considered all other IFRICs issued and they are unlikely to have any financial impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for current available-for-sale financial assets and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2008.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full.

5.	OIL AND GAS SALES

	Group
	2008	2007
	RMB’000	RMB’000

Gross sales	105,643,389	78,181,343
Less: Royalties	(845,543)	(1,059,018)
PRC government’s share of oil	(3,966,513)	(4,085,419)

Oil and gas sales	100,831,333	73,036,906

6.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2008	2007
	RMB’000	RMB’000
Crediting:
Interest income on bank deposits	(1,091,024)	(672,987)
Exchange gains, net	(2,551,260)	(1,855,968)

Investment income:
- Net gain from available-for-sale publicly traded investments	(475,925)	(473,644)
- Net gain from available-for-sale non-publicly traded investments	—	(428,734)

	(475,925)	(902,378)

Charging:
Auditors’ remuneration:
- Audit fee	23,424	14,371
- Other fees	1,707	2,937

	25,131	17,308

Employee benefit expense (including directors’ remuneration):
- Wages, salaries and allowances	837,817	741,372
- Labour costs paid to contractors	1,521,710	1,330,820
- Equity-settled share option expenses	167,219	98,237

	2,526,746	2,170,429

Depreciation, depletion and amortisation:
- Property, plant and equipment	9,560,869	7,323,864
- Dismantlement	677,169	561,701
- Intangible assets	139,017	69,478
Adjustment: Oil in tank	(158,150)	(18,873)
Operating expense	(161,240)	—

	10,057,665	7,936,170

Operating lease rentals:
- Office properties	111,508	120,771
- Equipment	1,237,954	557,947

	1,349,462	678,718

Loss on disposal of property, plant and equipment	274,537	55,755
Repairs and maintenance	1,822,773	1,270,649
Research and development costs	507,078	482,237
Provision for inventory obsolescence	5,374	4,651

8.	FINANCE COSTS

	Group
	2008	2007
	RMB’000	RMB’000
Interest on bank loans
which are repayable within five years	107,853	182,144
Interest on other loans (including convertible bonds)	416,265	688,876
Other borrowing costs	35,932	78,393

Total borrowing costs	560,050	949,413
Less: Amount capitalised in property, plant and equipment	(524,006)	(846,206)

	36,044	103,207
Other finance costs:
Unwinding of discount on provision for dismantlement	379,227	305,758
Fair value losses on embedded derivative component of convertible bonds	—	1,622,823

	415,271	2,031,788

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 4.1% to 6.375% (2007: from 4.1% to 6.375%) per annum.

9.	INCOME TAX

An analysis of the tax expenses in the Group’s consolidated income statement is as follows:

	2008	2007
	RMB’000	RMB’000
Overseas
Current income tax	934,420	967,047
Deferred tax	(631,329)	(83,178)
PRC
Current income tax	13,203,815	11,786,176
Deferred tax	(1,874)	(617,722)

Total tax charge for the year	13,505,032	12,052,323

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2008	2007
	%	%

Statutory PRC enterprise income tax rate	25.0	33.0
Effect of tax exemption granted	—	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	(1.1)	1.3
Tax credit from the government	(0.2)	(0.8)
Effect of change of PRC tax rate	—	(2.4)
Profit attributable to associates	(0.2)	(0.3)
Other permanent differences	(0.2)	—

Group’s effective income tax rate	23.3	27.8

The movements of deferred tax liabilities during the year are as follows:
	2008	2007
	RMB’000	RMB’000

At 1 January	6,293,559	7,236,169
Credited to the consolidated income statement	(633,203)	(700,900)
Exchange differences	(232,033)	(241,710)

At 31 December	5,428,323	6,293,559

10.	EARNINGS PER SHARE

	Group
	2008	2007
Earnings
Profit for the year attributable to ordinary equity shareholders for the basic earnings per share calculation	RMB44,375,254,000	RMB31,258,299,000
Interest expense and fair value losses recognised on the embedded
derivative component of convertible bonds	—	RMB1,622,823,669	*

Profit for the year attributable to ordinary equity shareholders adjusted for dilution effect	RMB44,375,254,000	RMB32,881,122,669	*

Number of shares
Number of ordinary shares issued at the beginning of the year	44,302,616,976	43,328,552,648

Weighted average effect of:
New shares issued during the year	320,534,053	276,884,564
Share options exercised during the year	705,282	—

Weighted average number of ordinary shares for the basic earnings per share calculation	44,623,856,311	43,605,437,212
Effect of dilutive potential ordinary shares under the share option schemes	138,262,808	126,499,657
Effect of dilutive potential ordinary shares for convertible bonds	23,978,397	1,055,500,755	*

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,786,097,516	44,787,437,624	*

Earnings per share:
Basic	RMB0.99	RMB0.72
Diluted	RMB0.99	RMB0.72

*
For the year of 2007, since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the year and were ignored in the calculation of diluted earnings per share. Therefore, the diluted earnings per share amount for the year of 2007 is based on the profit for the year of approximately RMB31,258,299,000 and the weighted average of 43,731,936,869 ordinary shares.

11.	PROPERTY, PLANT AND EQUIPMENT

Impairment of property, plant and equipment

The impairment loss of approximately RMB1,536,032,000 in total was recognised to reduce the carrying amount of the oil and gas properties to the recoverable amount. This impairment loss was all related to fields in Indonesia and has been classified under the segments “Production sharing contracts” and “Indonesia” in note 15 of the segment information. The impairment loss was primarily due to the adverse changes of crude oil price at the end of 2008, which reduced the estimates of the quantities of oil and gas recoverable from certain oil fields. The impairment amount has been disclosed on the face of the consolidated income statement within the line item “Impairment”. The recoverable amount was calculated based on the assets value in use and was determined at the cash generating unit level. The cash generating unit consisted of oil field(s). In determining value in use for the cash generating unit, cash flows were discounted at a rate of 9% on a pre-tax basis.

12.	LONG TERM BANK LOANS

		Group
		2008	2007
		RMB’000	RMB’000
	Effective interest rate and final maturity

RMB denominated	4.05% per annum with maturity through 2016	500,000	500,000
bank loans
US$ denominated
bank loans
Loan for Tangguh	LIBOR+0.23% - 0.38% per annum with
LNG Project*	maturity through 2021	2,633,790	2,708,753
Loan for OML130	LIBOR+4% per annum with
Project**	maturity through 2015	3,998,241	—
		7,132,031	3,208,753

Less: Current portion of long term bank loans	(16,623)	—
Less: Liabilities directly associated with a non-current asset classified as held for sale	—	(488,322)

	7,115,408	2,720,431

*      The amount represented the Group’s share of utilised bank loans in Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”).

**    During the year, the Group obtained a bank loan for the purpose of financing the ongoing capital needs of OML130 Project in Nigeria.

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2008, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

13.	LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustments. The bonds can be redeemed upon maturity at 105.114% of the principal amount or early redeemed by the bondholders in all or partially on 15 December 2007 at 103.038% of the principal amount.

CNOOC Finance (2004) Limited renounced its cash settlement option by way of a supplemental trust deed dated 31 July 2007 entered into amongst the Company, CNOOC Finance (2004) Limited and BNY Corporate Trustee Services Limited. As such, the derivative component of the convertible bonds was no longer a liability and was transferred to equity.

On 21 February 2008, CNOOC Finance (2004) Limited extinguished the outstanding convertible bonds by exercising an early redemption option. The withdrawal of listing of the convertible bonds on HKSE was effective at the close of business on 6 March 2008. The Group currently has no convertible bond liability. CNOOC Finance (2004) Limited was then dissolved on 16 September 2008.

There is no default during the year of principal, interest or redemption terms of the long term guaranteed notes.

14.	SHARE CAPITAL

Shares	Number of shares	Issued share capital	Issued share capital equivalent of
		HK$’000	RMB’000
Authorised:
Ordinary shares of HK$0.02 each as at 31 December 2008 and 31 December 2007	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2007	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888

As at 31 December 2007	44,302,616,976	886,052	942,541
Exercise of options	1,483,333	30	26
Conversion of bonds	365,099,675	7,302	6,732

As at 31 December 2008	44,669,199,984	893,384	949,299

15.	SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Segment revenue, segment expenses and segment profit include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a)	Business segments

The Group is organised on a worldwide basis into three major business segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined principally because senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss before tax.

The following table presents the segment financial information for the Group’s business segments for the years ended 31 December 2008 and 2007.

	Independent operations		Production sharing contracts		Trading business		Corporate		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Sales to external customers
Oil and gas sales	53,058,086	33,276,884	47,773,247	39,760,022	—	—	—	—	—	—	100,831,333	73,036,906
Marketing revenues	—	—	—	—	22,966,752	17,397,338	—	—	—	—	22,966,752	17,397,338
Intersegment revenues	1,035,292	1,128,726	6,787,259	6,006,262	—	—	—	—	(7,822,551)	(7,134,988)	—	—
Other income	588,948	180,604	1,459,239	49,428	—	—	131,110	59,555	—	—	2,179,297	289,587

Total	54,682,326	34,586,214	56,019,745	45,815,712	22,966,752	17,397,338	131,110	59,555	(7,822,551)	(7,134,988)	125,977,382	90,723,831

Segment results
Operating expenses	(4,543,039)	(3,119,948)	(5,447,329)	(4,919,655)	—	—	—	—	—	—	(9,990,368)	(8,039,603)
Production taxes	(2,769,550)	(1,697,064)	(2,119,722)	(1,800,376)	—	—	—	—	—	—	(4,889,272)	(3,497,440)
Exploration costs	(2,534,409)	(1,870,775)	(875,137)	(1,561,644)	—	—	—	—	—	—	(3,409,546)	(3,432,419)
Depreciation, depletion and amortisation	(5,223,311)	(2,951,492)	(4,834,354)	(4,984,678)	—	—	—	—	—	—	(10,057,665)	(7,936,170)
Special oil gain levy	(9,135,879)	(3,315,007)	(7,102,355)	(3,522,206)	—	—	—	—	—	—	(16,238,234)	(6,837,213)
Impairment	(5,425)	—	(1,536,033)	(613,505)	—	—	—	—	—	—	(1,541,458)	(613,505)
Crude oil and product purchases	(1,035,292)	(1,128,726)	(6,787,259)	(6,006,262)	(22,675,049)	(17,082,624)	—	—	7,822,551	7,134,988	(22,675,049)	(17,082,624)
Selling and administrative expenses	(67,069)	(57,363)	(404,058)	(738,895)	—	—	(1,271,470)	(944,903)	—	—	(1,742,597)	(1,741,161)
Others	(1,136,879)	(82,468)	(379,735)	(256,348)	—	—	(51,425)	(5,863)	—	—	(1,568,039)	(344,679)
Interest income	—	—	948	37,016	—	—	1,090,076	635,971	—	—	1,091,024	672,987
Finance costs	(225,337)	(184,521)	(181,001)	(192,516)	—	—	(8,933)	(1,654,751)	—	—	(415,271)	(2,031,788)
Exchange gains/(losses), net	360	79	(46,062)	(13,109)	—	—	2,596,962	1,868,998	—	—	2,551,260	1,855,968
Investment income	—	—	—	—	—	—	475,925	902,378	—	—	475,925	902,378
Share of profits of associates	—	—	—	—	—	—	374,111	719,039	—	—	374,111	719,039
Non-operating expenses, net	—	—	—	—	—	—	(61,917)	(6,979)	—	—	(61,917)	(6,979)
Tax	—	—	—	—	—	—	(13,505,032)	(12,052,323)	—	—	(13,505,032)	(12,052,323)

Profit for the year	28,006,496	20,178,929	26,307,648	21,243,534	291,703	314,714	(10,230,593)	(10,478,878)	—	—	44,375,254	31,258,299

Other segment information
Segment assets	59,570,546	45,256,127	98,263,175	85,965,366	671,307	889,072	46,378,831	44,564,882	—	—	204,883,859	176,675,447
Investments in associates	—	—	—	—	—	—	1,785,155	2,030,999	—	—	1,785,155	2,030,999
Non-current asset classified as held for sale	—	—	—	1,086,798	—	—	—	—	—	—	—	1,086,798

Total assets	59,570,546	45,256,127	98,263,175	87,052,164	671,307	889,072	48,163,986	46,595,881	—	—	206,669,014	179,793,244

Segment liabilities	(11,897,451)	(8,514,615)	(19,979,928)	(17,718,385)	(284,690)	(296,971)	(14,269,237)	(18,460,213)	—	—	(46,431,306)	(44,990,184)
Liabilities directly associated with a non-current asset classified as held for sale	—	—	—	(488,322)	—	—	—	—	—	—	—	(488,322)

Total liabilities	(11,897,451)	(8,514,615)	(19,979,928)	(18,206,707)	(284,690)	(296,971)	(14,269,237)	(18,460,213)	—	—	(46,431,306)	(45,478,506)

Capital expenditures	19,444,927	14,308,055	17,808,777	16,711,935	—	—	146,318	26,186	—	—	37,400,022	31,046,176

(b)	Geographical segments

The Group mainly engages in the exploration, development and production of crude oil, natural gas and other petroleum products in offshore China. Other activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada and Singapore.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditures information for the Group’s geographical segments for the years ended 31 December 2008 and 2007.

	PRC		Africa		Indonesia		Others		Consolidation and elimination		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	186,627,459	165,069,955	33,017,831	28,552,281	14,644,791	18,869,876	11,954,993	39,600,715	(39,576,060)	(72,299,583)	206,669,014	179,793,244
Capital expenditures	26,671,778	20,876,934	6,161,935	7,012,317	3,409,775	2,748,191	1,156,534	408,734	—	—	37,400,022	31,046,176

16.	SUBSEQUENT EVENTS

There have been no subsequent events that need to be disclosed in the consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

In 2008, the Company experienced its most complicated and variable business environment since its listing. However, the Company was able to maintain sound and rapid development across its operations.

During the first half of 2008, although the financial crisis triggered by U.S. sub-prime loans begun to spread and its impact on the real economy was felt, the oil price continued to rise, reaching a record high of US$147 per barrel, driven by a number of factors, including speculation. Subsequently, as the financial turmoil has developed into a worldwide economic crisis and various international organizations and major investment banks trimmed their forecast for world economic growth and energy demand, oil prices fell sharply and eventually reached the level of around US$40 per barrel.

The wild fluctuation of oil prices created difficulties for the Company’s operations. When oil prices stayed at a high level in the first half of the year, production costs also remained high, with servicing resources such as rigs and marine vessels under tight supply. As a result, a number of the Company’s scheduled projects were delayed. The production rollout of some major projects such as Panyu 30-1 was thus postponed, which has had a significant impact on the Company’s production. In the second half of the year, revenue was negatively impacted by the fall in oil prices. Currently, international oil prices remain at low level, which is expected to have a material effect on the Company’s profitability in 2009.

In addition to changes in oil prices, frequent typhoons also interrupted the Company’s production. The typhoons the Company experienced in 2008 were the most damaging to its production in recent years, and the loss of output was also the most significant in recent years.

In such a complicated and rapidly changing environment, the Company still succeeded in its strategic development, focusing on reserve and production growth, strict cost control and maintaining prudent financial policies. Leveraging on its sound governance structure and risk management system, the Company is able to weather the impact of the global economic crisis, and has maintained a strong balance sheet and preserved competitive advantages over its peers.

For the year ended 31 December 2008, the Company’s total revenue amounted to RMB 125,977.4 million (US$ 18,139.6 million, at an applicable exchange rate for 2008 and 2007 of 6.9449 and 7.6289 respectively), representing an increase of 38.9% over last year. The Company’s net profit was RMB 44,375.3 million (US$ 6,389.6 million), representing an increase of 42.0% over last year. The increase in profit was mainly due to rapid growth in production volume and higher realised oil prices.

For the year ended 31 December 2008, the Company’s basic and diluted earnings per share were both RMB 0.99.

With a healthy balance sheet and strong cash reserves and cash flow, the Company will further increase capital expenditures on exploration and development in 2009 to increase its reserve and production volume. In respect of exploration activities, the Company will collect more seismic data and drill more wells. Ten new projects will commence production in 2009, including OML 130 project in Nigeria and Tangguh LNG Project in Indonesia. Meanwhile, there are more than 20 projects under development.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 42.0% to RMB44,375.3 million (US$6,389.6 million) in 2008 from RMB31,258.3 million in 2007.

Revenue

Our oil and gas sales increased 38.1% to RMB100,831.3 million (US$14,518.8 million) in 2008 from RMB 73,036.9 million in 2007, primarily as a result of both higher average realised oil prices and increase in volume produced and sold in 2008. The average realised price for our crude oil increased US$23.13 per barrel, or 34.9%, to US$89.39 per barrel in 2008 from US$66.26 per barrel in 2007. We sold 152.7 million barrels of crude oil in 2008, representing an increase of 13.4% from 134.6 million barrels in 2007. The average realised price for our natural gas increased US$0.53 per thousand cubic feet, or 16.1%, to US$3.83 per thousand cubic feet in 2008 from US$3.30 per thousand cubic feet in 2007. Sales volume of our natural gas increased 14.7% to 39.8 million BOE in 2008 from 34.7 million BOE in 2007.

Our net marketing profit, which is marketing revenue less purchase costs, decreased 7.3% to RMB291.7 million (US$42.0 million) from RMB314.7 million in 2007. Our realised marketing profit margin, which is our net marketing profit as a percentage of marketing revenue, decreased from 1.8% in 2007 to 1.3% in 2008, due to fast increasing crude oil purchase costs and relatively constant level of trading profit per barrel.

Operating expenses

Our operating expenses increased 24.3% to RMB9,990.4 million (US$1,438.5 million) in 2008 from RMB 8,039.6 million in 2007. Operating expenses per BOE increased 8.7% to RMB51.4 (US$7.41) per BOE in 2008 from RMB47.3 (US$6.20) per BOE in 2007. Operating expenses per BOE offshore China increased 15.8% to RMB44.7 (US$6.43) per BOE in 2008 from RMB38.6 (US$5.05) per BOE in 2007, primarily as a result of more maintenance, higher service fees and higher raw material prices. Operating expenses per BOE overseas decreased 4.2% to RMB100.3 (US$14.44) per BOE in 2008 from RMB104.7 (US$13.72) per BOE in 2007, primarily as a result of the appreciation of Renminbi against U.S. dollar.

Production taxes

Our production taxes increased 39.8% to RMB4,889.3 million (US$704.0 million) in 2008 from RMB3,497.4 million in 2007, primarily as a result of both higher average realised oil prices and increase in volume produced and sold in 2008.

Exploration costs

Our exploration costs decreased 0.7% to RMB3,409.5 million (US$490.9 million) in 2008 from RMB3,432.4 million in 2007. In 2008, we continued to enhance our exploration activities and due to improved drilling efficiency, our exploration expenditure in 2008 did not change significantly from that in 2007.

Depreciation, depletion and amortisation

Our depreciation, depletion and amortisation other than dismantlement expenditures increased 27.2% to RMB9,380.5 million (US$1,350.7 million) in 2008 from RMB7,374.5 million in 2007. Our average depreciation, depletion and amortisation per barrel increased 11.3% to RMB48.3 (US$6.95) per BOE in 2008 from RMB43.4 (US$5.69) per BOE in 2007, primarily as a result of the commencement of production of oil and gas fields in 2007 and 2008.

The depreciation, depletion and amortisation related to our dismantlement provisions, increased 20.6% to RMB677.2 million (US$97.5 million) in 2008 from RMB561.7 million in 2007. Apart from the commencement of production in the relevant oil and gas fields, the increase is also attributable to higher estimated future dismantlement obligations arising from re-evaluation of expected work commitments together with higher projected service fees and raw material prices. Our average dismantling costs increased to RMB3.49 (US$0.50) per BOE in 2008 from RMB3.30 (US$0.43) per BOE in 2007.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 137.5% to RMB16,238.2 million (US$2,338.2 million) in 2008 from RMB6,837.2 million in 2007, primarily as a result of our higher realised oil price, the corresponding progressive rates imposed by the levy and increase in volume sold in 2008.

Impairment losses related to property, plant and equipment

Our impairment losses increased 150.4% to RMB1,536.0 million (US$221.2 million) in 2008 from RMB613.5 million in 2007. The impairment loss was primarily due to the adverse changes of crude oil price at the end of 2008, which in turn, adversely change the expected future crude oil price and reduced the estimates of the quantities of oil and gas commercially recoverable from certain oil fields in Indonesia.

Selling and administrative expenses

Our selling and administrative expenses increased only 0.1% to RMB1,742.6 million (US$250.9 million) in 2008 from RMB1,741.2 million in 2007, primarily due to our strict expense control in 2008.

Finance costs, net

Our net finance costs decreased 79.6% to RMB415.3 million (US$59.8 million) in 2008 from RMB2,031.8 million in 2007, as we renounced cash settlement option with the convertible bonds in 2007, there was no further fair value changes in derivative component to be realised in finance cost in 2008. Our interest income increased 62.1% to RMB1,091.0 million (US$157.1 million) in 2008 from RMB673.0 million in 2007, primarily as a result of shifting our financial investment focus to deposits in banks to avoid exposures to both capital market risks and exchange-rate risks.

Exchange gains/losses, net

Our net exchange gains increased 1.4 times to RMB2,551.3 million (US$367.4 million) in 2008 from RMB1,856.0 million in 2007, primarily as a result of the revaluation of dividends receivable from a subsidiary and active changes in currency structure of our assets portfolio in response to the ongoing appreciation of Renminbi during 2008.

Investment income

Our investment income decreased 47.3% to RMB475.9 million (US$68.5 million) in 2008 from RMB902.4 million in 2007, primarily as a result of lower gains realised and redemptions to curb further losses in unstable financial markets. Nonetheless, the decrease was partially offset by the remaining profitable investments in money market and bond market fund.

Share of profits of associates

Our share of profits of associates decreased 48.0% to RMB374.1 million (US$53.9 million) in 2008 from RMB719.0 million in 2007, primarily as a result of the adverse impact of deteriorating economic environment of the associates.

Income tax

Our income tax expense increased 12.1% to RMB13,505.0 million (US$1,944.6 million) in 2008 from RMB12,052.3 million in 2007, primarily as a result of the higher revenue and profit from the higher average realised oil price. Our effective tax rate decreased to 23.3% in 2008 from 27.8% in 2007, primarily as a result of the lower income tax rate applicable to our major subsidiary in mainland China from 30% in 2007 to 25% in 2008 under the prevailing tax rules and regulations.

CAPITAL RESOURCES AND LIQUIDITY

Overview

Our primary source of cash during 2008 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities

In 2008, our cash flow from operating activities reached a record high of RMB55,738.4 million (US$8,025.8 million) as compared to RMB41,300.5 million in 2007, representing an increase of 35.0% from 2007. The increase in cash was mainly due to increase in crude oil and gas prices and volume sold coupled with a significant improvement in collection during the year. The increase was partially offset by increases in costs, expenses and net increase in other working capitals, including special oil gain levy payment of RMB18,246.4 million (US$2,627.3 million) and income tax payment of RMB15,442.9 million (US$2,223.6 million).

Cash used in investing activities

Net cash outflow from investing activities in 2008 was RMB48,984.3 million (US$7,053.3 million), representing an increase of RMB27,610.3 million, or 129.2% from RMB21,374.0 million in 2007.

Our capital expenditures and investments primarily include all exploration and development expenditures and purchases of oil and gas properties. Our capital expenditures increased 38.9% to RMB37,414.1 million (US$5,387.3 million) in 2008 from RMB26,942.1 million in 2007, primarily as a result of increase in exploratory efforts and continuous development of projects under construction. The increase was also contributed by higher service fee and raw material costs in 2008. Our development expenditures in 2008 primarily related to the development of OML130, Penglai 19-3 Phase II, Jinzhou25-1S, Bozhong28-2S, Ledong 15-1/22-1, Liuhua 11-1 and Wenchang oil and gas fields. There was no significant merger and acquisition during 2008.

In addition, cash outflow was also attributable to placement of RMB14,100.0 million (US$2,030.3 million) in time deposits with maturity over three months and purchase of available-for-sale financial assets of RMB6,490.8 million (US$934.6 million). On the other hand, the cash inflow was mainly from the proceeds from sale of available-for-sale financial assets and sale of held-to-maturity financial assets amounted to RMB1,920.3 million (US$276.5 million) and RMB3,000.0 million (US$432.0 million), respectively.

Cash used in financing activities

Net cash outflow from financing activities in 2008 was RMB10,129.0 million (US$1,458.5 million), representing only a minor decrease of RMB669.9 million (US$96.5 million), or 6.2% from RMB10,798.9 million in 2007. In 2008, the net cash outflow was mainly due to the distribution of dividends of RMB14,651.8 million (US$2,109.7 million). It was partially offset by cash inflow which was mainly contributed by bank borrowings of RMB4,803.8 million (US$691.7 million).

During 2008, all outstanding convertible bonds of RMB 2,196.6 million were extinguished by exercising an early redemption option. At the end of 2008, our total debt was RMB 13,880.6 million (US$ 1,998.7 million), as compared to our total debt of RMB 11,534.3 million at the end of 2007. The increase in debt in 2008 was attributed primarily to borrowings associated with OML 130 and Tangguh LNG Project. Our gearing ratio was 8.0%, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity.

MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil prices are mainly determined with reference to the oil prices in international markets, changes in international oil prices have a large impact on us. Unstable and high volatility of international oil prices will have a significant effect on our net sales and net profits.

Currency risk

A significant portion of the Company’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). On 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to US dollars. From 1 January to 31 December of 2008, the Renminbi had appreciated by approximately 6.88% against the US dollar.

Interest rate risk

As of the end of 2008, interest rate for 53% of the Company’s debts was fixed. The weighted average number of year was approximately 8.0 years.

EMPLOYEES

As of 31 December 2008, the Group had 3,584 employees.

We have adopted four share option schemes for directors, senior management and other eligible grantees of the Company since 4 February 2001. The Board has granted options to directors, senior management and other eligible grantees pursuant to each share option scheme.

During 2008, in view of the worldwide economic crisis, the Company took a more prudent approach in the preparation of its annual remuneration budget. To cope with the cost pressures caused by volatile oil prices, hiring only took place in units where manpower was urgently needed for production, and remuneration was controlled within a reasonable range.

During the year, the Company changed the labour contracts of related employees in accordance with the newly implemented Labor Contract Law of the PRC.

CHARGES ON ASSET

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interests in the NWS Project.

CONTINGENT LIABILITIES

On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigeria local tax office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement in the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

DIVIDENDS

An interim dividend of HK$0.20 per share was declared on 27 August 2008, and paid to the shareholders of the Company on 30 September 2008. The Board recommended a payment of a final dividend of HK$0.20 per share, payable on 11 June 2009 to all shareholders on the register of members of the Company on 27 May 2009, subject to shareholders’ approval.

The payment of future dividends will be determined by the Company’s Board of Directors, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group's consolidated financial statements for the year ended 31 December 2008, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2008.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2008.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20 May 2009 (Wednesday) to 27 May 2009 (Wednesday) (both dates inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 19 May 2009 (Tuesday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2008, except for deviations from Code Provisions A.2.1 and A.4.1 only. The following summarises the Company's deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of Chairman of the Board, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from CG Code provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. Dr. Edgar W. K. Cheng, who was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006, will retire from office and be eligible for re-election at the coming annual general meeting on 27 May 2009. Dr. Cheng has been recommended by the Board and has offered himself for re-election at the coming annual general meeting. Mr. Wang Tao was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008. All the other existing Independent Non-executive Directors of the Company have been retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

Further information on the CG Code can be found in the Corporate Governance Report contained in the annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the year ended 31 December 2008, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2008, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2008 have been made at the rate of RMB6.9449 to US$1(2007: RMB7.6289 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

By Order of the Board CNOOC Limited Fu Chengyu Chairman and Chief Executive Officer

Hong Kong, 31 March 2009 As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Wu Guangqi Yang Hua Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2007 Annual Report on Form 20-F filed on 26 June 2008.

Exhibit 99.3

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd. Reports Record 2008 Result With
 Both Net Production and Profit Surging

(Hong Kong, March 31, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) is pleased to announce today that its annual result for the 12 months ended December 31, 2008 hits another record high.

During the period, our net production reached 195.4 million (mm) barrels of oil equivalent (BOE), representing a strong growth of 14.0% from 2007. The solid production growth mainly relies on the contribution of new fields and strong performance of the producing fields.

In 2008, our net profit soared 42.0% to 44.4 billion RMB, hitting another record high, maintaining the growth momentum for eight years since our listing. Stable growth of net production and higher realized oil and gas prices are two main factors for the 38.1% growth of oil & gas sales, which amounts to 100.83 billion RMB. The average realized oil and gas prices increased 34.9% and 16.3% year on year (YOY), respectively to reach US$89.39 per barrel and US$3.83 per thousand cubic feet.

In 2008, we spent US$ 938 million on exploration, up 40.8% YoY, while our development Capex and production Capex reached US$ 3,492 million and US$ 687 million respectively.

The continued active investment proved to be a strong support to the steady growth of all of our business segments during the year.

In terms of exploration, we have made 13 independent discoveries, 2 PSC discoveries and 11 independent appraisals. It is worth mentioning that the appraisal result of Jin Zhou 25-1 is encouraging, which further confirmed our confidence to build it into the largest light crude oil field in offshore China. Like other oil companies, due to oil price decrease, our reserves under SEC definition have been revised down, resulting in a 60% reserve replacement ratio (RRR). However, thanks mainly to the contribution from discoveries, our organic RRR in 2008 reached 111%.

Despite the many challenges, such as typhoons and service constraints we have faced during the year, our major development projects have not been affected significantly. While most of the 20 projects under construction went smoothly, we successfully brought on stream PL19-3 phase II platform B, Xijiang 23-1 and Wenchang oil fields.

In 2008, the Company continued to exercise stringent cost control policy. Our all-in cost of US$19.78 per barrel is still competitive compared with industry peers.

Mr. Yang Hua, The President and CFO of CNOOC Ltd. said: “Although the Company faced financial crisis and oil price plunge in 2008, we still achieved remarkable results. I am proud of our outstanding operating and management capabilities which have once again been proved by the strong production growth, competitive cost structure and record net profit. ”

In 2008, our earnings per share (EPS) reached 0.99 RMB Yuan, representing an increase of 37.5%. The board has proposed a year-end dividend of HK$0.20 per share. Together with an interim dividend of HK$0.20 per share, our dividend to shareholders in 2008 amounted to HK$0.40 per share.

“I would like to attribute the outstanding business performance and healthy financial status of 2008 to the excellent implementation of our established strategies and prudent financial policy. The Company’s decision to reward our shareholders by cash reflects not only our commitment to shareholder return, but the management’s confidence in our operations and the Company’s prospect as well. ” Mr. Fu Chengyu, Chairman and CEO of the Company commented.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict”

and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

*** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com